October 9, 2024

Via Edgar Transmission

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2023 Response dated September 24, 2024 File No. 001-41467

Dear Ms. O’Brien:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 26, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for Fiscal Year Ended December 31, 2023 (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.

The Company’s response to prior comment 1 did not contain sufficient information and analysis to permit the staff to evaluate the Company’s position. Accordingly, we reissue the comment in its entirety. Please also note the following:

● Please ensure that all information and data is provided as of the most recent fiscal quarter end;

● Please ensure that your response addresses the Company’s subsidiaries;

● Under “Nature of Present Assets” and “Sources of Company’s Income,” please provide data on a consolidated basis and please also provide support for your calculations.

Response: We respectfully advise the Staff that the Company believes that it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the U.S. Investment Company Act of 1940 (the “Act”) and therefore is not subject to the Act.

As discussed below, the Company is not an “investment company” under Section 3(a)(1) of the Act because:

(1) it is not and does not intend to hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(2) it does not and does not intend to engage or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; and

(3) it does not and does not engage or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company is not an Investment Company under Section 3(a)(1)(A)

The Company is not an investment company under Section 3(a)(1)(A) of the Act because it is not primarily engaged in the business of investing, reinvesting or trading in securities. In determining whether or not an issuer is an investment company for purposes of Section 3(a)(1)(A), the courts, Commission and Staff have considered the five factors developed by the Commission in the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084, 26 SEC 426 at 427, July 22, 1947) (“Tonopah”).

Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are:

(1) the issuer’s historic development;

(2) the issuer’s public representation of policy;

(3) the activities of the issuer’s officers and directors;

(4) the source of the issuer’s present income; and

(5) the nature of the issuer’s present assets.

As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities.

The Company does not believe it is primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis:

(1) Historical Development.

The Company was set up in 2016 and has since been, through the Company’s operating subsidiary, Giraffe Capital Limited (“GCL”), a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The Company’s principal revenue stream since its establishment up to the latest financial quarter (being nine months ended September 30, 2024), has been derived and is deriving from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services. None of the Company nor any of its subsidiaries is engaged in the business of investing, reinvesting or trading in securities and nor does any of them hold itself out as being engaged primarily in such business.

(2) Public Representations of Policy.

As at the date of this response, the Company has not represented that it is involved in any business other than the provision of corporate finance services. The Company has consistently stated in its filings with the Commission, press releases, other public statements and website that it is in the business of provision of corporate finance advisory services as described above. The Company does not make public representations regarding its investment securities, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its investments as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying investment securities positions. Instead, analysis of the Company focuses on its financial results from its ongoing operations.

(3) Activities of Officers and Directors.

The Company’s officers and directors spend substantially all of their time managing the Company’s business of provision of corporate finance advisory services. The directors spend a nominal amount of time managing the Company’s investment securities. Further, the Company refers to the item 6. Directors, Senior Management and Employees of its annual report on Form 20-F for the year ended December 31, 2023, and notes the activities of its officers and directors align with the operations and service offerings of the Company as stated above.

(4) Nature of Assets.

For the purpose of Section 3(a)(1)(C) of the Act, “investment securities” having a value in excess of 40% of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. “investment securities” includes all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) of the Act.

The table below set out the breakdown of the total assets of Company and its subsidiaries as of September 30, 2024, on an unconsolidated and consolidated basis:

	As of September 30, 2024 (unconsolidated basis)						Consolidated
	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Property, plant and equipments				1,441,010			1,441,010
Righ of use assets			236,912				236,912
Investment in subsidiary	10,000	10,000,300
Long term investment				8,500,000	-		8,500,000
Due from subsidiaries	105,589,080			-
Due from fellow subsidiaries			1,498,627	100	100	100
Accounts receivable			3,307,000				3,307,000
Other receivables				14,500,000			14,500,000
Deposits and prepayments			1,048,536				1,048,536
Cash and bank balance	27,804,388		4,962,029	35,078,549	38,540,463	29,540	106,414,969

	133,403,468	10,000,300	11,053,104	59,519,659	38,540,563	29,640	135,448,427

Note: Cash and bank balance includes time deposit with maturity not more than 3 months.

The table below set out an analysis of percentage of investment securities over total assets as of September 30, 2024:

	As of September 30, 2024 (unconsolidated basis)						Consolidated
	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Property, plant and equipments	-	-	-	1,441,010	-	-	1,441,010
Righ of use assets	-	-	236,912	-	-	-	236,912
Investment in subsidiary	10,000	10,000,300	-	-	-	-	-
Long term investment	-	-	-	8,500,000	-	-	8,500,000
Due from subsidiaries	105,589,080	-	-	-	-	-	-
Due from fellow subsidiaries	-	-	1,498,627	100	100	100	-
Accounts receivable	-	-	3,307,000	-	-	-	3,307,000
Other receivables				14,500,000			14,500,000
Deposits and prepayments	-	-	1,048,536	-	-	-	1,048,536

Adjusted total assets	105,599,080	10,000,300	6,091,075	24,441,110	100	100	29,033,458

Investment securities	-	-	-	8,500,000	-	-	8,500,000

% of total assets	0.0%	0.0%	0.0%	34.8%	0.0%	0.0%	29.3%

As set out in the calculation above, for the purpose of Section 3(a)(1)(C) of the Act, the value of “investment securities” accounted for 0% of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As of September 30, 2024, the “investment securities” accounted for less than 40% of the Group on a consolidated basis and for each of the subsidiaries, on an unconsolidated basis.

(5) Sources of Income.

Since the incorporation of the Company, through its principal operating subsidiary GCL, the Company has been a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The Company’s principal revenue stream has been derived from the provision of corporate finance advisory services.

The table below set for the breakdown of sources of revenue of the Company and its subsidiaries, on an unconsolidated basis and for the Group as a consolidated basis, for the nine months ended September 30, 2024:

	For the nine months ended September 30, 2024 (unconsolidated basis)						Consolidated
	MEGL	GFHL	GCL	GIL	MEIL	GCSL	Group
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Revenue		-	9,865,600	-	-	-	9,865,600
Other income	841,421	-	151,720	1,066,079	591,131	151	2,650,502
Income from investment securities	-	-	-	-	1,105,998	-	1,105,998
Net profit/(loss) after tax	(334,453)	(5,205)	(2,578,477)	777,845	1,594,750	(5,504)	(51,044)

% of revenue from investment securities	0.0%	0.0%	0.0%	0.0%	N/A	0.0%	11.2%

As set out in the table above, 100% of the revenue of the Company were derived from its provision of corporate finance advisory services for the nine months ended September 30, 2024. The Company and its subsidiaries also recorded other income of which substantially were bank interest income for the nine months ended September 30, 2024. MEIL recorded investment income of HK$1,105,998 for the nine months ended September 30, 2024. On a consolidated basis, the investment income only accounted to 11.2% of the Company’s total revenue, for the nine months ended September 30, 2024.

As described in the above analysis, the Company is primarily engaged in the non-investment company business of provision of corporate finance advisory services. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the Act.

The Company is not an Investment Company under Section 3(a)(1)(B)

The Company is not engaging, and has not engaged in, the business of issuing face-amount certificates of the installment type, and does not propose to engage in such business, and does not have any such certificates outstanding. As a result, the Company is not an investment company under Section 3(a)(1)(B) of the Act.

The Company is not an Investment Company under Section 3(a)(1)(C)

Under Section 3(a)(1)(C) of the Act, an issuer is an investment company if it is both (1) engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (2) owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets (exclusive of cash items) on an unconsolidated basis. The Company satisfies the “objective test” of Section 3(a)(1)(C), as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets (exclusive of cash items) on an unconsolidated basis. Please refer to above for detailed breakdown and calculation.

As a result, the Company is not an investment company under Section 3(a)(1)(C) of the Act.

Conclusion

As set out in the detailed legal and factual analysis, in particular with reference to the Tonopah case, that the Company is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the Act:

(1) the issuer’s historic development – the Company has been a financial services provider principally engages in the provision of corporate finance services;

(2) the issuer’s public representation of policy – the Company has not represented that it is involved in any business other than the provision of corporate finance services;

(3) the activities of the issuer’s officers and directors – the activities of the officers and directors align with the Company’s representation that it is not involved in any business other than the provision of corporate finance services;

(4) the source of the issuer’s present income – 100% of the Company’s revenue were derived from the provision of corporate finance services; and

(5) the nature of the issuer’s present assets – the value of investment securities was less than 40% of the total assets (exclusive of Government securities and cash items) for each of the Company and its subsidiaries as of September 30, 2024, both on an unconsolidated and consolidated basis.

2.

The Company’s response to prior comment 2 was cursory and did not contain sufficient information and analysis to permit the staff to evaluate the Company’s position. Accordingly, we reissue the comment in its entirety. Please also note the following:

● Please ensure that all information and data is provided as of the most recent fiscal quarter end;

● Please ensure that your response addresses the Company’s subsidiaries;

● Please (i) describe the types of assets included on your balance sheet on a category by category basis and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”), including, without limitation, any time deposits held by the Company, as well as any other substantive determinations and/or characterizations of assets that are material to your calculations; and

● As previously requested, please address whether the Company still holds long-term investments in Company A, Company B, and Company C. If so, please provide analysis as to whether each such company should be treated as an “investment security” for purposes of Section 3(a) of the 1940 Act.

Response: We respectfully advise the Staff that the Company believes that it is not an investment company under any of Section 3(a)(1)(C), which states that:

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Based on the detailed calculation and analysis above, the Company, and all of its subsidiaries, have not  and do not engage or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and own or propose to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Investment in Company A, Company B and Company C

As of September 30, 2024, investment in Company A and Company B have been redeemed at cost and the investment cost in Company C has been written down. The Company has made an investment in the sum of HK$8.5 million to Company D, representing 2.62% equity ownership of Company D, in which the Group does not have any significant influence and such investment does not have readily determinable fair value. Company D is a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia.

As of September 30, 2024, the value of “investment securities” as defined under 3(a)(1)(C), in relation to the investment fund, Company A, Company B, Company C and Company D were nil, nil, nil and HK$8,500,000, respectively. Despite investment in investment fund, Company A, Company B, Company C and Company D were “investment securities” as defined in Section 3(a), as detailed in the analysis and calculation above, they accounted for less than 40% of the total assets (exclusive of Government securities and cash items) of the Company and each of the subsidiaries, on an unconsolidated and consolidated basis.

Accordingly, the Company firmly believes that it is not an investment company under any of Section 3(a)(1)(C).

3.	We note your response to our prior comment 2 and your reference to Section 3(b)(1) of the 1940 Act. To the extent that the Company believes that it (and its wholly-owned subsidiaries) may rely on the exclusion from the definition of an “investment company” provided by Section 3(b)(1) of 1940 Act, please provide a comprehensive, detailed legal analysis to support your views, including citations to applicable precedent.

Response: We respectfully advise the Staff that that based on the analysis provided in responses 1 and 2, the Company believes that it is not an investment company pursuant to Section 3(b)(1), as it is primarily engaged in non-investment activity through GCL.

4.

The Company’s response to prior comment 3 was cursory and did not contain sufficient information and analysis to permit the staff to evaluate the Company’s position. Accordingly, we reissue the comment in its entirety.

Response: We respectfully advise the Staff that the Company believes that it is not an investment adviser as defined under the U.S. Investment Adviser Act of 1940 (the “Investment Adviser Act”)

Pursuant to SEC. 202. [80b–2] (11) ‘‘Investment adviser’’ means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or any bank holding company as defined in the Bank Holding Company Act of 1956, which is not an investment company, except that the term ‘‘investment adviser’’ includes any bank or bank holding company to the extent that such bank or bank holding company serves or acts as an investment adviser to a registered investment company, but if, in the case of a bank, such services or actions are performed through a separately identifiable department or division, the department or division, and not the bank itself, shall be deemed to be the investment adviser; (B) any lawyer, accountant, engineer, or teacher whose performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; (F) any nationally recognized statistical rating organization, as that term is defined in section 3(a)(62) of the Securities Exchange Act of 1934, unless such organization engages in issuing recommendations as to purchasing, selling, or holding securities or in managing assets, consisting in whole or in part of securities, on behalf of others; (G) any family office, as defined by rule, regulation, or order of the Commission, in accordance with the purposes of this title; or (H) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or order.

As detailed in response 1 above, the Company is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The Company’s principal revenue stream since its establishment has been derived and is deriving from the provision of corporate finance advisory services, including IPO sponsorship services, financial advisory services, independent financial advisory services, compliance advisory services and underwriting services. As noted from the revenue breakdown of the Company, all of the Company’s revenue were derived from these services. The Company has not, for compensation, engaged in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities, or any other activities of any investment adviser as defined by the Investment Adviser Act.

Accordingly, the Company firmly believes that it is not an investment adviser as defined under the Investment Adviser Act and is not required to be registered with the Commission or with any state.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com